UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-31909

ASPEN INSURANCE HOLDINGS LIMITED

(Translation of registrant’s name into English)

141 Front Street
Hamilton HM 19
Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒ Form 40-F  ☐

On August 13, 2025, Aspen Insurance Holdings Limited (the “Company” or “Aspen”) issued consolidated financial statements and management's discussion and analysis for the three and six months ended June 30, 2025, which is attached hereto as Exhibit 99.1 and incorporated by reference as part of this Form 6-K.
Exhibit 99.1 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 of Aspen Insurance Holdings Limited (File No. 333-287061) and the registration statement on Form F-3 of Aspen Insurance Holdings Limited (File No. 333-272650), and to be a part thereof from the date on which this Report on Form 6-K is filed with the U.S. Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed or furnished

EXHIBIT INDEX
Exhibit
99.1        Consolidated Financial Statements and Management's Discussion & Analysis for the three and six months ended June 30, 2025

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASPEN INSURANCE HOLDINGS LIMITED

Dated: August 13, 2025	By:	/s/ Mark Pickering
	Name:	Mark Pickering
	Title:	Chief Financial Officer